Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

[CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO]

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

PURCHASE OF THIRTY AIRBUS A320 SERIES AIRCRAFT
VERY SUBSTANTIAL ACQUISITION

On 26th June, 2006, the Company entered into the Agreement with Airbus SAS regarding the purchase of thirty Airbus A320 series aircraft (with engines).

The Agreement constitutes a very substantial acquisition of the Company under the Listing Rules as applied by the Stock Exchange, and is therefore subject to shareholders’ approval at the EGM as required under the Listing Rules. The Company will issue and despatch to its shareholders a circular containing the information required under the Listing Rules in relation to the Agreement, and will in due course make further announcement to inform shareholders about details of the EGM.

CEA Holding, which holds approximately 61.64% of the issued share capital of the Company, does not have any interest in the Agreement (other than its indirect interest through the Company), and is not required to abstain from voting on the resolution approving the Agreement at the EGM.

THE AGREEMENT

On 26th June, 2006, the Company entered into the Agreement with Airbus SAS regarding the purchase of the Aircraft in accordance with the terms and conditions thereof.

To the best knowledge, information and belief of the Company’s directors having made all reasonable enquiry, Airbus SAS and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired: The Aircraft (i.e. thirty brand new Airbus A320 series aircraft (with engines)).

Consideration: The aircraft basic price of the Aircraft in aggregate is approximately US$1.74 billion (HK$l3.5 billion) based on the relevant price catalog (January 2005). Such aircraft basic price comprises the airframe price (which is subject to price escalation by applying a formula), specification changes prices and engine price.

The Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS regard to the Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Aircraft. Such credit memoranda were determined after arm’s length negotiations between the parties and as a result, the actual consideration for the Aircraft is lower than the aircraft basic price of the Aircraft mentioned above.

Based on such actual consideration under the Agreement, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time exceeds 100%, the Agreement constitutes a very substantial acquisition of the Company under the Listing Rules as applied by the Stock Exchange, and is therefore subject to shareholders’ approval at the EGM as required under the Listing Rules. In respect of the transaction, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on separate occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the relevant consideration involved) in the relevant announcements and circulars. Nonetheless, Airbus SAS, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange for a waiver from strict compliance with the relevant provisions under the Listing Rules in respect of the disclosure of the actual consideration for tile Aircraft.

Taking into account all the factors relating to the purchase of aircraft by the Company, including the type, number and delivery schedule of aircraft being purchased, the Company considers that the extent of the price concessions granted to the Company under the Agreement is more favourable than the price concessions that the Company had obtained under its agreement entered into in May 2005 with Airbus SAS regarding the purchase of certain Airbus A320 series aircraft (the “2005 Airbus Aircraft Purchase”), which amounts to an approximately 5% more discount in addition to the price concessions obtained previously. The price concessions obtained by the Company under the Agreement, however, only accounted for an insignificant portion of the Company’s operating costs, the Company believes that there is no material difference between the effect of the price concessions obtained under the Agreement and that under the 2005 Airbus Aircraft Purchase on the Company’s operating costs taken as a whole.

Payment terms and source of funding: The consideration under the Agreement is payable by cash in United States dollars in instalments, and is, as currently contemplated, being funded principally by way of bank loans, finance leases or other financial arrangements from banking institutions.

Delivery: The Aircraft are expected to be delivered to the Company in stages from May 2008 to November 2010.

Condition precedent: The Agreement is conditional upon shareholders’ approval at the EGM.

GENERAL

The Company and Airbus SAS: The Company is principally engaged in the business of civil aviation. Airbus SAS, to the Directors’ knowledge, is principally engaged in the business of manufacturing and selling aircraft.

Reasons for entering into the transaction and benefits expected to accrue to the Company: Approval of the Agreement has been obtained from the relevant PRC authority. The Company expects that the Aircraft will be introduced to satisfy the increasing demand in the domestic short to middle range passenger air-routes. It is also believed that the transaction will enhance the Company’s market share and competitiveness in the market segment serving short to middle range passenger air-routes, thereby improving its aviation network coverage and profitability.

As mentioned above, the consideration is being funded principally by way of financial arrangements with banking institutions. The transaction may therefore result in an increase in the Company’s debt-to-equity ratio, but is not expected to impact on the Company’s cash-flow position or its business operations.
The Company’s directors believe that the terms of the Agreement are fair and reasonable and in the interests of the Company’s shareholders as a whole.

FURTHER INFORMATION

CEA Holding, which holds approximately 61.64% of the issued share capital of the Company, does not have any interest in the Agreement (other than its indirect interest through the Company), and is not required to abstain from voting on the resolution approving the Agreement at the EGM.

The Company will issue and despatch to its shareholders a circular containing the information required under the Listing Rules in relation to the Agreement, and will in due course make further announcement to inform shareholders about details of the EGM.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Airbus SAS” means Airbus SAS, a company created and existing under the laws of France;

“Agreement” means the agreement entered into on 26th June, 2006 by the Company with Airbus
SAS regarding the purchase of the Aircraft;

“Aircraft” means thirty brand new Airbus A320 series aircraft, comprising Airbus A319 and airbus A320 aircraft (with engines);

“CEA Holding” means [CHINESE CHARACTERS] (China Eastern Air Holding Company),
a wholly PRC State-owned enterprise and the controlling shareholder of the Company holding approximately 61.64% of its issued share capital;

“Company” means [CHINESE CHARACTERS] (China Eastern Airlines Corporation Limited), a
joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock
Exchange and the New York Stock Exchange, Inc., respectively;

“EGM” means an extraordinary general meeting to be convened by the Company to consider and approve, among other things if considered appropriate and/or required, the Agreement and all transactions contemplated thereunder;

“HK$” means Hong Kong dollar, the lawful currency of Hong Kong;

“Hong Kong” means the Kong Special Administrative Region of the People’s Republic of
China;

“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of
Hong Kong Limited;

“PRC” means the People’s Republic of China;

“Stock Exchange” means The Stock Exchange of Hong Kong Limited; and

“US$” means United States dollar, the lawful currency of the United States of America.

For illustration purpose only, translation of US$ to HK$ is made in this announcement at the rate of US$1.00 to HK$7.78. No representation is made that any amount in HK$ or US$ could have been or could be converted at such rate or at any other rate or at all.

By order of the board of the directors of
CHINA EASTERN AIRLINES
CORPORATION LIMITED

Luo Zhuping

Director and Company Secretary

The Company’s directors as at the date of this announcement are:
Li Fenghua (Chairman, Executive Director)
LuoChaogeng (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the PRC
26th June, 2006